Exhibit 99.1

Important Resolutions from 10th term 13th Board Meeting

1.Date of occurrence of the event: 2008/07/16

2.Company name: United Microelectronics Corp.

3.Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence:

The board meeting has approved important resolutions as the followings:

(1)	Elected Mr. Stan Hung as the Chairman.

(2)	Approved to promote Dr. Shih-Wei Sun as the CEO and Mr. Po-Wen Yen as the Senior vice president.

(3)	Approved to invest NexPower Technology Corporation not exceed NT1.2 billion with new share issuance price of NT30 per share.

6.Countermeasures: None

7.Any other matters that need to be specified:

UMC (NYSE: UMC; TSE: 2303), a leading global semiconductor foundry, announced that Mr. Stan Hung has been elected to the position of UMC Chairman and Dr. Shih-Wei Sun to the position of CEO in a board meeting held today. The election was held after Chairman and CEO Dr. Jackson Hu announced his decision to resign from active leadership of the company and pursue a role as a senior advisor to UMC. The appointment of a youthful, professional management team is aimed at the revitalization of UMC and the enhancement of its focus on delivering customer-oriented foundry solutions.

Dr. Hu commented, “During my 5-plus years of service at UMC, I have been very impressed by the professionalism and dedication of everyone involved in the organization. I feel that I have accomplished many of my objectives and that the timing is right for a younger and more energetic management team to take over. I feel very confident entrusting the leadership of UMC to the new Chairman, Stan Hung, and the new CEO, Dr. Shih-Wei Sun.”

Incoming UMC Chairman Stan Hung said, “We are thankful for Dr. Hu’s many contributions to UMC over the years. Going forward, UMC remains committed to serving our customers with the best possible foundry services while enhancing the strength of our financial structure and controlling costs to maximize the benefits for our customers, shareholders and employees.”

Chairman Hung graduated from Tam Kang University in Taiwan with a degree in accounting. He has served as UMC’s Chief Financial Officer, and previous to this appointment was senior vice president. He is also Chairman of NexPower Technology Corporation.

Dr. Shih-Wei Sun added, “My top priority as CEO will be to ensure that we deliver solutions that target our customers’ success as they face these times of economic uncertainty. We will focus on enhancing our customer-oriented services and solutions, with an emphasis on teamwork and execution.”

Dr. Shih-Wei Sun is currently UMC’s Chief Operating Officer, accountable for 12-inch operations and business. He joined UMC in 1995 and has been responsible for the operation of UMC Fabs 6A, 8AB, 8D, and 12A, along with Central R&D. Prior to joining UMC, Dr. Sun worked for Motorola in the Advanced Products Research and Development Laboratory (APRDL) for 10 years. He received his Ph.D. degree in Materials Science and Engineering from Northwestern University in 1985.

Exhibit 99.2

Change of the Company’s Chairman

1.Date of the board of directors resolution or date of occurrence of the change: 2008/07/16

2.Name and resume of the replaced chairman: Jackson Hu, the CEO of UMC

3.Name and resume of the new chairman: Stan Hung, the former Senior vice president and CFO of UMC

4.Type of the change (please enter: “resignation”, “position adjustment”, “conge”, “tenure expired” or “new appointment” ): Resignation

5.Reason for the change: Replacement of resigned representative.

6.Effective date of the new appointment: 2008/07/16

7.Any other matters that need to be specified: None.

Exhibit 99.3

Change of the Company’s CEO

1.Date of the board of directors resolution or date of occurrence of the change: 2008/07/16

2.Name and resume of the replaced general manager: Jackson Hu, the CEO of UMC

3.Name and resume of the new general manager: Shih-Wei Sun, the Chief operating officer of UMC

4.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new appointment” ): Resignation

5.Reason for the change: Resignation

6.Effective date of the new appointment: 2008/07/16

7.Any other matters that need to be specified: None.

Exhibit 99.4

Change of representative of juristic-person director

1.Date of occurrence of the change: 2008/07/16
2.Name of juristic-person director/ supervisor: Hsun Chieh Investment Co., Ltd.
3.Name and resume of the replaced person:

Jackson Hu, the CEO of UMC

Ching-Chang Wen, the President of UMC

Fu-Tai Liou, the President of UMC

4.Name and resume of the replacement:

Stan Hung, the former Senior vice president and CFO of UMC

Henry Liu, the Senior vice president of UMC

Po-Wen Yen, the Senior vice president of UMC

5.Reason for the change: Replacement of representative.
6.Original term (from      to      ): 2006/06/12~2009/06/11
7.Effective date of the new appointment: 2008/07/16
8.Any other matters that need to be specified: None.